UNITED HEALTH PRODUCTS, INC.

520 Fellowship Road, Suite #D-406

Mt. Laurel, NJ 08054

January 29, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	United Health Products, Inc. Registration Statement on Form S-1 File No. 333-292761 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United Health Products, Inc. hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-292761) so that it will become effective on Friday, January 30, 2026, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Please call Gavin Grusd or Dominick Ragno of Ruskin Moscou Faltischek P.C. at (516) 663-6600 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

United Health Products, Inc.

By:	/s/ Brian Thom
Brian Thom, Chief Executive Officer

cc:	Gavin Grusd, Ruskin Moscou Faltischek P.C.
Dominick Ragno, Ruskin Moscou Faltischek P.C.